UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 1-10119

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐        No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated November 30, 2006 relating to the proposed sale of Pacific Century Regional Developments Limited's interest in the Company to Fiorlatte Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: December 4, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

     ANNOUNCEMENT PURSUANT TO LISTING RULE 13.09

PROPOSED SALE OF PCRD’S INTEREST IN THE COMPANY TO
FIORLATTE LIMITED NOT TO PROCEED

PCCW Limited (the “Company”) refers to its announcement dated 10 July 2006 (the “Announcement”) concerning the proposed sale by Pacific Century Regional Developments Limited (“PCRD”) of up to its entire interest in the Company, being approximately 22.62% of the current issued share capital of the Company, to Fiorlatte Limited (the “Proposed Sale”).

Proposed Sale

The Proposed Sale was subject to and conditional upon a number of matters, including the passing of a resolution to approve the Proposed Sale by shareholders of PCRD entitled to vote on that resolution. At a meeting of the independent shareholders of PCRD held on 30 November 2006, the resolution to approve the Proposed Sale was not duly passed. Accordingly, a condition to completion of the Proposed Sale has not been fulfilled and the Proposed Sale will not now proceed.

Moreover, the Special PCD Payment (as defined in the Announcement) that would otherwise have been paid by Pacific Century Diversified Limited (“PCD”) to the Company’s Public Shareholders (as defined in the Announcement) had the conditions to the Proposed Sale been fulfilled and had Fiorlatte Limited made the First Payment (as defined in the Announcement), is not now payable and will not be so paid by PCD.

Other matters

Mr Li Tzar Kai, Richard, will continue in his role as Chairman of the Company. Under the continued chairmanship of Mr Li, the Directors are confident that the Company will continue to pursue innovative business strategies and market opportunities that will maximise value for the benefit of the Company and all shareholders.

PCRD has confirmed to the Company that neither it nor any of its directors or other representatives is presently engaged in any discussion with any third party concerning a possible sale of shares in the Company. The Company confirms that it is not presently engaged in any discussion with any third party concerning the possible sale of all or substantially all of its telecommunications and media-related assets.

At the request of the Company, trading in the shares of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was suspended with effect from 9:30 a.m. on 30 November 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 1 December 2006.

By Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 30 November 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz